EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

                                                                                                            November 26, 2008

Michelle Roberts

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Variable Annuity Trust (the “Trust” or the “Registrant”)

File Nos. 33-83100 and 811-08716

Dear Ms. Roberts:

In response to your comments received via telephone yesterday to the Registrant’s preliminary proxy statement filed on November 20, 2008, (accession no. 0000907244-08-000668), please note the following response:

Comment:       Per the note for electronic filers under Rule 14a-4(a) of the Proxy Rules, you asked that we file the proxy card as an appendix to the proxy statement instead of as a separate document.

Response:      We will file the proxy card as an appendix to the proxy statement in the Trust’s definitive 14a filing.

Comment:       You asked that we include in future preliminary proxy filings any contracts that are referenced in the proxy statement as exhibits to the proxy.

Response:      We will file all contracts referenced in the proxy statement as exhibits to the proxy in the Trust’s definitive 14a filing.

Comment:       In the section entitled “The New Investment Advisory and Sub-Advisory Agreements,” you noted the following sentence and asked that we consider modifying the language to make the disclosure clearer:

                        “At their telephonic meeting on November 12, 2008, the Trustees of the Evergreen funds also approved new, definitive investment advisory agreements with EIMC (the “New Advisory Agreements”) as well as new, definitive sub-advisory agreements with both the affiliated and unaffiliated sub-advisors (the “New Sub-Advisory Agreements”, and together with the “New Advisory Agreements”, the “New Agreements”).”

Response:      In order to clarify this sentence, we will revise the sentence to eliminate the reference to unaffiliated sub-advisors, as the Trust has none. The sentence will read:

“At their telephonic meeting on November 12, 2008, the Trustees of the Evergreen funds also approved new, definitive investment advisory agreements with EIMC (the “New Advisory Agreements”) as well as a new, definitive sub-advisory agreement with the affiliated sub-advisor (the “New Sub-Advisory Agreement”, and together with the “New Advisory Agreements”, the “New Agreements”).”

In addition, we have removed any reference to unaffiliated sub-advisors in the document.

We represent to you, on behalf of the Trust, that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 210-3676 if you have any questions or would like any additional information.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.